Exhibit 99.1

FOR IMMEDIATE RELEASE

Positive Result at the Kairi-2 Well in Trinidad

Paris – March 7, 2002 — TotalFinaElf (30%) and partners BHP Billiton (operator, 45%) and Talisman (25%) have successfully drilled and tested the offshore Kairi-2 appraisal well, located approximately 40 kilometres east of Trinidad.

Kairi-2 was drilled to a total depth of 2,070 metres in waters 35 metres deep and tested at 4,360 barrels of oil per day through a 44/64-inch choke. The well is situated around 1.6 kilometres south of the Kairi-1 discovery well and 3.2 kilometres south of the Canteen-1 discovery well, both drilled in the second half of 2001, in Block 2(c).

Two more appraisal wells are planned to be drilled on this block over the coming months to determine the size of the discovery. This latest encouraging result confirms the area’s potential.